Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Lentuo International Inc. (the “Company”) will be held at Building D, 2nd Floor, 56 East 4th Ring South Road, Chaoyang District, Beijing, People’s Republic of China on December 15, 2011 at 10:00 a.m. (local time).  No proposal will be submitted to shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 27, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.lentuo.net, or by writing to Ms. Jiangyu Luo, Investor Relations Department, Lentuo International Inc., Building D, 2nd Floor, 56 East 4th Ring South Road, Chaoyang District, Beijing 100023, People’s Republic of China, or by emailing to luojiangyu@lentuo.net.

By Order of the Board of Directors,

/s/ Hetong Guo
Hetong Guo
Chairman of the Board of Directors

Beijing, China

November 3, 2011

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2010, according to the China Automobile Dealers Association. Lentuo operates eight franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in China. Three of Lentuo’s eight dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com